                                            Filed by Oplink Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                    Subject Company: Oplink Communications, Inc.
                                                   Commission File No. 333-85906

Oplink Communications
Q3 Earnings Announcement
Outline of Comments by Fred Fromm and Bruce Horn
4/23/02- 12 noon

Good afternoon ladies and gentlemen and thank you for joining us on today's conference call to discuss Oplink's third quarter 2002 results. Please note that this call is being web-cast and will also be available via replay by accessing our investor relations page at www.oplink.com.

Joining me on the call today are Fred Fromm, President and CEO and Bruce Horn, CFO.

Before we get started, I would like to remind you that the following discussion contains forward-looking statements that involve risks and uncertainties, and that our actual results may vary materially from those discussed here. Additional information concerning factors that could cause actual results to differ from forward-looking statements can be found in our periodic filings with the SEC, including Form 10Q filed on February 13, 2002. In addition, in connection with Oplink's proposed merger with Avanex Corporation, Avanex has filed a Registration Statement on Form S-4 which contains additional information about the merger, including additional risk factors and interests of Oplink's directors and executive officers in the merger.

And now I'd like to turn the call over to Fred Fromm, President and CEO of Oplink, Fred.

Introduction (Fred)
------------

Thanks to all of you for joining us today as we discuss our results for the third quarter of fiscal year 2002.

As most of you know, this has been an eventful quarter for Oplink, with our recently announced merger with Avanex. On the call today, I will briefly review Oplink's performance for the third quarter and then ask Bruce to give a more detailed financial review. Following that, I will discuss the proposed merger with Avanex from a customer and strategic standpoint, before opening the call to Q&A.

Quarterly Review (Fred)
----------------

While this continues to be a challenging market, we are satisfied with our financial performance this quarter. Oplink reported revenue of $9.6 million, and a pro forma net loss for the quarter of $5.8 million or 4 cents per share, which is slightly below consensus estimates for a loss of 3 cents per share, but which compares well against a loss $5.9 million reported last quarter on higher revenues.

Our margins improved as we completed the transfer of manufacturing to China and our cost reduction measures have now taken full effect. Overall, our operating model has improved dramatically over the past several quarters and we feel good about the steps that we have taken to make this happen.

Very significantly, we held cash burn to $1.4 million and closed the quarter with $231 million in cash. Bruce will provide more details on the financials in a few minutes.

We continued to strengthen customer relationships this quarter. Siemens was our #1 customer. Agere, Lucent, Cisco, Nortel were also significant. In addition, we saw strength coming from the Japanese and Chinese markets. All of our customers have responded very favorably to the merger with Avanex, as they see the combined company as a vendor that can offer them an even broader array of products and provide even more strategic content.

We believe that Oplink's strategic supplier relationship with key customers is better than ever at the close of the first quarter and will continue to improve as we complete the merger and gain market share from our bigger competitors.

Also of significance during the third quarter:

     - We introduced our new metro amplifier product line at OFC and were delighted by the level of customer interest. We are currently working on delivering sample units to several key customers and are optimistic about the opportunity here.

     - We also introduced a strategic partnering program at OFC where Oplink (and Avanex in the future) will work with smaller technology companies to bring to market new and innovative component and subsystems technologies.

In summary, we had another solid quarter in a tough market. Visibility for the near-term is still difficult. Our reliance on turns business is increasing each quarter and we have fortunately been successful at winning our share of this business to date. We continue to believe that in this tough market, industry consolidation will occur and the strategically successful companies of the future will be those who can survive and strengthen. We are delighted to have the opportunity to take a strong first step with a partner of the quality of Avanex. As a combined company, we are uniquely positioned to build on this platform for the future. Bruce will now discuss the financials for the third quarter.

Bruce,

Financial Review (Bruce)
----------------

Thanks, Fred and thanks to all of you for joining us today as we report financial results for Oplink's third quarter of fiscal year 2002.

As Fred discussed earlier, we reported revenue of $9.6 million and a pro forma net loss for the quarter of $5.8 million or 4 cents per share which is slightly below consensus estimates for a loss of 3 cents per share. This compares to $5.9 million or 4 cents per share reported last quarter on $10.6 million in revenue.

Revenue came from a wide variety of customers, totaling approximately 150 again this quarter. 10% customers included Siemens, Marubun and Agere.

27% of revenues came from amplifier products, 61% from multiplexers and 12%from switching and routing. This compares to 15, 80, and 5% respectively reported in the second quarter.

GROSS MARGINS

Gross margins for the third quarter were 3.7% as compared to 4.9% in the second quarter. Overall, this compares favorably because last quarter, we recognized $2 million in revenue from product that had previously been written off and which carried 100% margins. Excluding the impact of this transaction, margins in the second quarter would have been a negative 17.2%, compared against 3.7% in the third quarter.

OPERATING EXPENSES

On a GAAP basis, operating expenses increased to $10.5 million from $8.3 million reported in the second quarter. This increase is the result of expensing $1.4 million associated with the proposed merger with Avanex and an increase in non-cash deferred compensation expenses due to fewer credits from cancelled options as compared to the prior two quarters.

On a pro forma basis, we reduced total operating expenses to $7.2 million, from $7.5 million reported in the second quarter.

R&D

R& D expenses were $3.2 million in the third quarter as compared to $3.6 million reported in the previous quarter as a result of lower overhead expenses as we abandoned excess facilities and better control our material costs.

S&M

Sales and Marketing expenses were slightly higher in the third quarter at $2.3 million, up from $2.1 million in the second quarter.

G&A

G&A expenses were flat at $1.7 million.

INTEREST INCOME

Interest and other income for the third quarter was $1.7 million. $1.0 million was from interest income and $700,000 was from the gain on the sale of excess equipment. The gain on the sale of excess equipment has been excluded from the pro-forma results.

NET INCOME

On a GAAP basis, net loss for the quarter was $8.4 million, or $0.05 per share as compared to $6.7 million or $0.04 per share reported in the previous quarter. The increased loss is primarily the result of the costs associated with the proposed merger with Avanex, higher non-cash deferred compensation expenses, as discussed previously net of the gain on the sale of excess assets.

On a pro forma basis, net loss for the quarter was $5.8 million or $0.04 per share as compared to a loss of $5.9 million or $.04 per share in the previous quarter. Pro forma results exclude amortization of deferred compensation and intangibles, the costs associated with the proposed merger with Avanex and the gain on the sale of excess assets.

Our current shares outstanding for calculating pro forma basic and diluted EPS is 163.7 million.

CASH

We achieved positive cash flow from operations in the quarter as planned. We closed the third quarter with $231.3 million in cash and short-term investments, a decrease of $1.4 million over the second quarter. $1.2 million of this decrease was the result of paying down a line of credit we have in China. In the quarter we acquired $1.0 of new capital assets, however this was offset by $1.1 million of excess assets sold.

A/R's

Accounts receivable for the third quarter were $6.1 million, a decreased of $3.5 million from the second quarter, reflecting very good collections and positively impacting our cash balance.

DSO's were 58 days a significant improvement from 82 and 108 days in the previous two quarters.

INVENTORY

Inventory balance at the close of the third quarter was $6.9 million, down significantly from $8.4 million reported in the second quarter as we continue to focus on the control of this asset worldwide.

I will now turn the call over to Fred for further commentary.  Fred,

Closing Comments (Fred)
----------------

Thanks Bruce.

In the past several quarters, we have been successful at reducing costs and cash burn and positioning Oplink for survival in this protracted telecom market downturn. However, we knew that cost containment alone should not be the only focus. We also needed to build a larger company, with a broader product line and deeper customer relationships. We have believed for some time that there is a significant opportunity in the optical components market for a clear #2 passive supplier to the OEM's.

We believe that through our proposed merger with Avanex, we have started to create that competitor. Following the completion of the merger, we will have a company with a broader, more vertically integrated product line that can compete very effectively against the top competitors in the space.

Let me talk a little about what each of us brings to the table. For those of you more familiar with Oplink, you know that we have a very broad product line, strength in components technology, a strategic relationship with many of the key OEM customers, lots of cash, great cash management and unreplicated low cost, off-shore manufacturing.

When we combine that with Avanex's strong subsystems expertise, their next-generation technologies, products and R&D capabilities, complementary customer base, and plenty of cash...

....you get a company that can compete effectively against any other company-
large or small- in this market.

We expect to be an even higher-value strategic partner. We will have best in class, highly scalable off-shore manufacturing capabilities. We will have a strong IP portfolio brought together by two companies' investment in R&D. We will have well over $400 million cash and investments, which we expect to use strategically to build out our product portfolio. And, since we have some overlapping operational functions, we have the opportunity to recognize meaningful cost savings.

We have received early termination of the waiting period under the Hart Scott Rodino Act and are awaiting comments from the SEC on our S-4 filing. Once those comments are received and addressed, proxies will go out to shareholders. At this point we believe that the transaction will close by end of June 2002.

With that, I would like to turn the call over to the operator for questions and answers.



Additional Information About the Merger and Where to Find It.
-------------------------------------------------------------

Avanex Corporation has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the Form S-4 as filed with the SEC on April 9, 2002 and the joint proxy statement/prospectus when it becomes available.